September 30, 2009

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-7010

Re:	Black Hills Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Proxy Statement on Schedule 14A
Filed April 7, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Filed August 10, 2007
File No. 001-31303

Dear Mr. Owings:

The purpose of this letter is to respond to your comments as set forth in your letter of September 8, 2009.  The headings used herein are the same as those set forth in your letter.  For ease of reference, we have set forth your comment before each response.

We have carefully considered your comments and, as requested in your letter, we acknowledge that we intend to comply with your comments in all future filings, as applicable.  Our following responses provide the details of how we intend to comply with your comments by enhancing and, in some respects, clarifying our disclosures.  In some limited cases where we believe further revision is unnecessary, we have provided an explanation.

In connection with our response to your comments, we also acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

FORM 10-K FOR FISCAL YEAR ENDED DECEMER 31, 2008

Items 7 and 7A. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk, page 59

Critical Accounting Policies, page 83

Comment No. 1:

Please revise to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods.  Your disclosures should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements.  For example, you should analyze to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future.  We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Also, since each critical accounting estimate and related assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Company’s Response:

We considered Item 303 of Regulation S-K as well as section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, and we attempted to draft our disclosures to meet the requirements of this guidance.  However, we duly note the Staff’s comment and will prospectively enhance our disclosures as noted below.

Regarding our Critical Accounting Policies “Impairment of Long-Lived Assets,” “Full Cost Method of Accounting for Oil and Gas Activities,” “Oil and Natural Gas Reserve Estimates,” “Risk Management Activities,” “Contingencies” and “Valuation of Deferred Tax Assets,” we will enhance our disclosures of the uncertainties inherent in our estimates, the variability that could result from changes in key assumptions that are used to develop our estimates, the accuracy of past estimates and the likelihood of a change in the estimate in the future.  In addition, we will include appropriate sensitivity analysis where meaningful and reasonably available.  We will also disclose, when appropriate, other reasonably available quantitative information, including historical information concerning our assumptions and their susceptibility to change, when there are highly subjective or complex judgments made by management or other uncertainties associated with those events or calculations.

Examples of disclosure enhancements that we will consider, as relevant and meaningful at the time of the filing, include but are not limited to:  details of capital expenditures, cost of capital, growth rates in revenues and costs used in our impairment models and sensitivities around these assumptions; the impact of a percentage decline in commodity prices and the effect it would have on our cost ceiling under the full-cost method of accounting.  Actual disclosure enhancements will be developed and analyzed prior to our Form 10-K filing for 2009.

We note to the Staff that within certain estimates, particularly our “Oil and Natural Gas Reserve Estimates” policy, we are faced with estimations and models that rely on a large number of variables that are interrelated and are difficult to examine independently.  If a sensitivity analysis were carried out on any one variable while keeping the others constant, we believe that it likely would not yield meaningful information precisely because of the high correlation (positive or negative) between these variables.

Regarding our Critical Accounting Policy, “Pension and Postretirement Benefits,” we believe the disclosures within our 2008 Form 10-K provided the quantitative information and sensitivity analysis sought by the Staff.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

The interpretative guidance included in “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” on Critical Accounting Estimates discusses “accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.”  After further consideration and in an effort to not obscure the impact of our truly critical estimates, we intend in future filings to remove from our list of Critical Accounting Policies the “Regulatory Accounting” and “Unbilled Utility Revenues” policies.  We believe that the assumptions utilized in providing the estimates associated with these particular accounting policies are not as subjective, highly uncertain or susceptible to change as would rise to the level of a “Critical Accounting Policy.”

Non Regulated Trading Activities, page 103

Comment No. 2:

We note your disclosure of the non-GAAP measure of the fair value of your energy marketing position on page 103.  Please disclose the reasons why you believe the presentation of the non-GAAP measure provides useful information to investors.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Company’s Response:

The non-GAAP measure on page 103 is presented because we believe disclosing the fair value of all of our forward positions as of the balance sheet date provides a more comprehensive view for our investors of the value created or lost within our Energy Marketing portfolio during each period and thus a better understanding of these activities than would be presented by GAAP measures alone.  We believe we explained the usefulness of the non-GAAP measure within the paragraphs preceding the non-GAAP measure on page 102.  However, in future filings we will enhance the language to connect these paragraphs to the non-GAAP measure as well as provide a footnote to the table with the non-GAAP measure to further highlight the usefulness that the measure provides the investor.

Report of Independent Registered Public Accounting Firm, page 112

Comment No. 3:

Please confirm to us that you received a manually signed copy of the audit opinion from the auditors.  In addition, please include the conforming signature in future filings as required by Regulation S-T.

Company’s Response:

We confirm that the Company received a manually signed audit opinion letter from our auditors.  In the future, we will include a conformed signed audit opinion in our filings as required by Regulation S-T.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

Consolidated Statements of Common Stockholder’s Equity and Comprehensive Income, page 116

Comment No. 4:

Please provide a more detailed analysis of the changes in each caption of stockholders’ equity in future filings.  The analysis should present all significant reconciling items, such as share-based compensation, tax effects of share-based compensation, purchases of securities, sales of securities and other issuances of securities.  In addition, please include a reconciliation of the beginning and ending shares of common stock and treasury stock.  Refer to Rule 3-04 of Regulation S-X.

Company’s Response:

We note the requirements of Rule 3-04 of Regulation S-X.  Although we have disclosed information on common stock in Note 10 of the Notes to our Consolidated Financial Statements, we will include, in all material respects, additional analysis of the changes in each caption of stockholders’ equity and a reconciliation of the beginning and ending shares of common stock and treasury stock in our Statement of Stockholders’ Equity in future 10-K filings.

Note (1) Business Description and Summary of Significant Accounting Policies, page 117

Regulatory Accounting, page 123

Comment No. 5:

Please disclose regulatory assets not earning a return and their remaining recovery periods.  Refer to paragraph 20 of SFAS 71.

Company’s Response:

Paragraph 20 of SFAS 71 states that a regulator may permit an enterprise to include a cost that would be charged to expense by an unregulated enterprise as an allowable cost over a period of time by amortizing that cost for rate-making purposes without providing a return during the recovery period.  If recovery of such major costs is provided without a return on investment during the recovery period, Paragraph 20 requires that the enterprise disclose the remaining amounts of such assets and the remaining recovery period applicable to them.  Paragraph 34 of SFAS 71 requires the disclosures prescribed in Paragraph 20 if the amounts being recovered without a return on investment are material.

We will include additional disclosures, as modeled below, in our future 10-K filings regarding our regulatory assets, which will outline remaining recovery periods and amounts being recovered without a return.  As of December 31, 2008, the Company recovers the cost of our regulatory assets but does not earn a return on them.  An example is as follows (in thousands):

		Balance at
		December 31,
	Recovery Period	2008
Regulatory Assets:
Deferred energy and fuel costs adjustments	Less than one year	$32,198
Deferred gas cost adjustment and gas price derivative	Less than one year	25,364
AFUDC	Up to seventeen years	8,719
Employee benefit plans	Two to thirteen years	98,414
Environmental	To be determined	2,406
Asset retirement obligations	Up to 65 years	2,598
Bond issue costs	Up to 15 ½ years	4,121
Other – Rate Case expenses	Up to five years	1,728
Other – Unamortized loss on reacquired debt	Up to 15 ½ years	2,628
Other		919
Total Regulatory Assets		$179,095

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

Note (4) Investments in Associated Companies, page 139

Comment No. 6:

Please tell us the nature and amounts of other items included in the investments line item in the consolidated balance sheets.

Company’s Response:

The items included in the investments line item in the consolidated balance sheets are our equity method investments of approximately $11.5 million (including those disclosed in Note 4), cash surrender value of life insurance policies of approximately $8.6 million, cost-method investments of approximately $2.3 million, and treasury notes of approximately $0.4 million.  The investments line item on our December 31, 2008 balance sheet represents 0.67 percent of our total asset balance and therefore we do not believe the balances are significant enough to warrant additional footnote disclosure.

In the past we included the additional disclosure provided in Note 4 due to the fact that the value of our investments in associated companies used to be more material and there was a potential to show significant mark-to-market adjustments for our equity method power fund investments as disclosed.  As these funds have been liquidating their assets over the last few years our investment balance in the funds and their potential to have significant mark-to-market adjustments has been reduced.  Accordingly, we no longer consider these investments to be significant to our business and are considering removing them from our note disclosures in future filings.

Note (10) Common Stock, page 145
Equity Compensation Plans, page 147

Comment No. 7:

Please tell us your rationale for using a blend of historical and implied volatility of your stock price in 2006 as opposed to historical and implied volatility over a period commensurate with the expected or contractual term of the awards in estimating the fair value of stock-based awards granted in 2006.  Refer to Question 2 of SAB Topic 14:D.1.

Company’s Response:

We used a blend of historical and implied volatility of our stock price over the expected life of the awards, rather than just the year 2006.  The language “in 2006” was referring to the column heading “2006” in the table.  Footnote 3 to the table on page 147 of the 2008 Form 10-K would have been more clear if the words “in 2006” were omitted.  The reason the words “in 2006” were specified was in 2006 we changed to a blend of historical and implied volatility whereas in prior years we only used the historical volatility.  The language “in 2006” was a carryover from the prior year when in the 2007 Form 10-K the footnote stated - “Based on a blended historical and implied volatility of the Company’s stock price in 2006 and historical volatility only in 2005.”  We will clarify the language in future filings, as applicable.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

Dividend Restrictions, page 150

Comment No. 8:

We note that you are required to maintain a minimum net worth under the most restrictive covenants contained in your credit facility agreements.  As such, please disclose the amount of retained earnings or net income restricted or free of restrictions.  Refer to Rule 4-08(e)(1) of Regulation S-X.  Also, it appears your consolidated subsidiaries are restricted from transferring funds to you in the form of loans, advances or cash dividends under the terms of your debt agreements and orders approved by regulatory agencies.  As such, tell us the amount of the restricted net assets of your consolidated subsidiaries and how you compute the amount.  If the restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets, please describe the nature of the restrictions on the ability of consolidated subsidiaries to transfer funds to you, disclose the amount of their restricted net assets as of the end of the most recently completed fiscal year and provide Schedule I.  Refer to Rule 4-08 (e)(3) and 5-04 of Regulation S-X.

Company’s Response:

In regards to your comment in reference to Rule 4-08(e)(1) of Regulation S-X, we believe that our 2008 Form 10-K disclosures are in compliance with the Rule.  In essence, Rule 4-08(e)(1) requires disclosure of the most significant restrictions on payment of dividends by the registrant, the source of the restriction and amounts restricted or free from restrictions.  Through our disclosures under “Dividend Restrictions” within Note 10 on page 150, we have disclosed our most restrictive covenants, which are those imposed by our credit facilities.  While we did not quantify the amounts that are free from restriction on page 150, similar disclosure is made on page 89 which quantifies the excess above the minimum net worth covenant as $266.4 million, which is approximately 34 percent above the minimum net worth requirement.  As further described below, we will enhance our note on dividend restrictions within future filings to aggregate all pertinent information within one note to the financial statements.

Regarding your comments referring to Rule 4-08(e)(3) and 5-04 of Regulation S-X, as further discussed below, our calculation of restricted net assets (as defined by Rule 4-08(e)(3)) at December 31, 2008 indicates that we were not required to include Schedule I of Rule 5-04 or provide the disclosures required by Rule 4-08(e)(3).  As of December 31, 2008, our subsidiaries had restricted net assets of $120.5 million, which was approximately 11 percent of our consolidated net assets.

The restricted net assets consisted of $21.2 million at our Energy Marketing segment and $99.3 million at our Electric Utilities and Gas Utilities segments.  The amount of restricted net assets at our energy marketing company was determined by reviewing debt covenant restrictions for our stand-alone credit facility at that entity.  The amount of restricted net assets at our Electric Utilities and Gas Utilities was computed based on the amount of net assets which could ultimately be distributed to Black Hills Corporation through dividends or through the repayment of intercompany borrowings that were loaned from Black Hills Corporation.  The utility business restrictions included regulatory restrictions on capital structure, dividends and intercompany borrowings and were calculated as follows:

•
Our regulated utilities group consisting of the Black Hills Power, Cheyenne Light and the Black Hills Energy utilities (as defined in our 2008 Form 10-K) are subject to the jurisdiction of the public utilities commissions in the states in which they operate.  Under such state jurisdictions, each of our utilities is required to maintain a prudent capital structure.  In addition, our Black Hills Energy utilities are subject to the restriction that (i) our utilities in those jurisdictions cannot pay dividends if they have issued debt to third parties and the payment of a dividend would reduce their equity ratio to below 40 percent of their total capitalization; and (ii) neither Black Hills Energy nor its utility subsidiaries can extend credit to the Company except in the ordinary course of business and upon reasonable terms consistent with market terms.  None of the Black Hills Energy utilities have issued debt to third parties and therefore these restrictions on dividends are not currently applicable.

•
The $99.3 million of restricted net assets at our Electric Utilities and Gas Utilities segments resulted from a requirement to maintain a prudent capital structure at Black Hills Power.  While the state jurisdictions in which Black Hills Power operates have not specified what minimum level of equity should be maintained to constitute a prudent capital structure, we have utilized a equity ratio to total capitalization of no less than 40 percent in determining a prudent capital structure; this level is consistent with the restrictions under which our Black Hills Energy utilities operate.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

•
Section 305(a) of the Federal Power Act (FPA) imposes limitations on the ability of “public utilities” (which term, as defined under the FPA, includes Black Hills Power, Cheyenne Light, and the Black Hills Energy utilities) to pay dividends.  Section 305(a) makes it unlawful for any officer or director of any public utility to participate in the making or paying of any dividends from “any funds properly included in capital account.”  What constitutes “funds properly included in capital account” is undefined in the FPA and the related regulations and the scope and interpretation of Section 305(a) is unclear.  At a minimum, we believe that dividends can be paid by our subsidiaries that are public utilities from net income and retained earnings.  Other public utilities have obtained declaratory orders from the FERC regarding the payment of dividends out of specified capital accounts following the completion of mergers and corporate restructurings.  In issuing such declaratory orders, the FERC has focused on whether the source of dividends is clearly disclosed and there is no self-dealing on the part of corporate officials.  The FPA does not restrict our subsidiaries from making loans and advances.

•
Our Utilities operate under a Utility Money Pool Agreement (the Agreement) which allows each utility, at its sole option, to make borrowings from or loans to the common utility money pool when such funds are available to borrow or lend.  The Agreement prohibits the utility money pool from loaning funds to Black Hills Corporation or to any of Black Hills Corporation’s non-utility subsidiaries; the Agreement does not restrict our utilities from paying dividends to Black Hills Corporation.

While the restricted net assets of our subsidiaries did not exceed 25 percent of consolidated net assets at December 31, 2008, we understand that the Staff has had discussions with a number of public utility holding companies regarding the desirability of including the additional disclosures required by paragraphs (3) (i) and (ii) of Rule 4-08(e) and Schedule I required by Rule 5-04 of Regulation S-X in such companies’ Form 10-K filings.  In the interest of supporting the Staff’s efforts in that regard, we will in future filings provide the additional disclosures required by Rule 4-08(e)(3) in order to enhance investor understanding of our potential dividend restrictions imposed by agreements and regulations at our subsidiaries.  We will continue to monitor the restricted net assets of our subsidiaries and will provide Schedule I if the 25 percent threshold is exceeded.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

Note (14) Income Taxes, page 152

Comment No. 9:

Please tell us what deferred taxes associated with the IPP transaction and property basis differences in the table at the top of page 154 (which reconciles the change in the net deferred income tax liability to deferred income tax expense from continuing operations) represent and how the amounts are classified in the financial statements.  In addition, please tell us how to reconcile the change in the net deferred income tax liability to the amount reported in the statements of cash flows.

Company’s Response:

“Deferred taxes associated with the IPP Transaction” represent the portion of the IPP’s deferred tax liabilities that were reversed as a result of the sale.  Such reversal was a part of the deferred tax component recorded in connection with the after-tax gain on the sale associated with the IPP Transaction (as defined in our 2008 Form 10-K).

“Deferred taxes associated with property basis differences” represent the portion of deferred tax expense that was recorded in the FIN 48 liability related to the like-kind exchange transaction that was structured in connection with the IPP Transaction and Aquila Transaction (as defined in our 2008 Form 10-K).  The FIN 48 liability was recorded in “Other- Deferred credits and other liabilities” on the balance sheet.

Deferred income taxes shown on the cash flow statement reflect the reclassification of deferred income taxes related to the like-kind exchange transaction.  Such amount was disclosed in the income tax expense from continuing operations section of the income tax footnote on page 152.  The reclassification of approximately $185 million reduced current tax payable and had no impact on cash flow from continuing operations.  A reconciliation is as follows (in thousands):

Deferred tax expense from continuing operations on page 152	$186,713
Less deferred taxes related to like-kind exchange	184,655

Deferred taxes from cash flow statement on page 115	$2,058

Thus, the reconciliation from the change in deferred tax liability on the balance sheet to deferred taxes shown on the cash flow statement is the combination of the reclassification as described above and working backwards from the reconciliation of the change in the deferred tax liability to the deferred tax expense provided in the footnote on page 154.  A reconciliation is as follows (in thousands):

Deferred taxes from cash flow statement on page 115	$2,058
Add: deferred taxes related to like-kind exchange	184,655
Deferred tax expense	$186,713

Deferred taxes associated with other comprehensive income	1,773
Deferred taxes related to net operating losses	(2,071)
Deferred taxes related to regulatory assets and liabilities	1,333
Deferred taxes related to acquisition	(13,422)
Deferred taxes associated with IPP transaction	(48,131)
Deferred taxes associated with property tax differences	(114,170)
Other	(1,885)

Net change in deferred income tax liability	$10,140

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

Comment No. 10:

Please tell us how the liability for unrecognized tax benefits disclosed in the table on page 155 is classified in your consolidated balance sheets.  In addition, please show us how to reconcile unrecognized tax benefits to the liability for unrecognized tax benefits disclosed in the table of contractual obligations and commitments on page 96.

Company’s Response:

The FIN 48 liability amount as provided in the footnote on page 155 is different than the amount disclosed in the contractual obligations table due to an income tax refund receivable of approximately $60.6 million.  The refund receivable is long-term in nature and was primarily the result of a depreciation method change for tax purposes involving the IPP assets sold and was effectuated through amended federal income tax returns.  This depreciation change for tax purposes is an uncertain tax position under FIN 48 and a portion of the deferred taxes associated with this timing difference has been recorded within our FIN 48 liability.  As permitted by paragraph 17 of FIN 48, the refund receivable has been netted against the FIN 48 liability for financial reporting purposes.  The net liability for unrecognized tax benefits (FIN 48 liability) is recorded in “Other – Deferred credits and other liabilities” on the balance sheet.

Exhibits

Comment No. 11:

Please tell us why you are not required to file the consent of Ralph E. Davis Associate, Inc. in regard to the 2006 reserve report disclosed in Note (22) beginning on page 175.

Company’s Response:

The purpose of the consent is for Ralph E. Davis to consent to the use of the 2006 reserve report in our outstanding registration statements that incorporate periodic reports by reference.  A Ralph E. Davis consent was filed with our Form 10-K for the fiscal year ended December 31, 2006, whereby Ralph E. Davis consented to the use of the 2006 reserve report in our outstanding Form S-3 and Form S-8 registration statements at that time.  Every registration statement that we have filed since that date has included a consent of Ralph E. Davis to the use of the 2006 reserve report in the new registration statement.  Since there was no change in the portion of the report expertized by Ralph E. Davis (i.e., there was no change to the information included about the 2006 reserve report), we did not believe that it was necessary to provide an updated consent from Ralph E. Davis at the time of the filing the 2008 Form 10-K.  See Question 233.03 under the “Securities Act Rules” of the Division’s Compliance and Disclosure Interpretations, which for ease of reference follows:

Question 233.03

Question: When the consent of counsel or of an expert (other than an accountant) has been included as an exhibit to a prior filing, is an updated consent generally required to be included in an amendment to the registration statement?

Answer: No.  Absent a change in the portion of the filing expertized by that person, and assuming the filed consent is not limited to that particular amendment, an updated consent is not required [January 26, 2009].

Technically, the filing of the Form 10-K is viewed as the equivalent of filing an amendment to outstanding Form S-3 and Form S-8 registration statements.  See, for example, Question 114.04 under the “Securities Act Forms” of the Division’s Compliance and Disclosure Interpretations, which provides in part that “the updating of a Form S-3 registration statement through the incorporation of a Form 10-K is the equivalent of filing a post-effective amendment to update the registration statement pursuant to Section 10(a)(3).”  Accordingly, we did not believe that it was necessary to file another consent of Ralph E. Davis with the 2008 Form 10-K.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

Exhibit 23.1

Comment No. 12:

Please confirm to us that you received a manually signed copy of the consent from the auditors.  In addition, please include the conforming signature in future filings as required by Regulation S-T.

Company’s Response:

We confirm that the Company received a manually signed consent from the auditors.  In the future, we will include a conformed signed consent in our filings as required by Regulation S-T.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

PROXY STATEMENT ON SCHEDULE 14A

Components of Executive Compensation, page 13

Comment No. 13:

We note that you disclose the percentage of each component of total target compensation in 2008.  Disclose whether these amounts provided total direct compensation at the median of the market, as you indicate on page 12 is your goal.

Company’s Response:

Our goal is to provide total direct compensation at the median of the market when our operating results approximate average performance in relation to our peers.  The percentages on page 14 are based upon target.  Our total target direct compensation in 2008 for the named executive officers was at an average of 94 percent of the median of the market.  We will make this type of disclosure following the table on page 14 in future filings.

Long-Term Incentive, page 16

Comment No. 14:

We note the disclosure you provide at the top of page 17, where you provide a table of the approved long-term compensation amounts and transaction completion bonuses.  Please revise to discuss how these amounts correlate to the amounts you disclose in the table at the bottom of the same page with respect to restricted shares granted.

Company’s Response:

For your reference, a reconciliation of the tables on page 17 follows:

Long-Term Incentive Value

		Portion of		Common		2008
	Long-Term	Long-Term Value		Stock Market		Restricted
	Incentive	to be Issued as		Value at		Shares
	Value	Restricted Stock(1)		Grant		Granted

David R. Emery	$600,000	$300,000		$41.84		7,170
Anthony S. Cleberg	$225,000	—	(2)	$32.84	(2)	6,851
Thomas M. Ohlmacher	$380,000	$190,000		$41.84		4,541
Linden R. Evans	$239,000	$119,500		$41.84		2,856
Steven J. Helmers	$160,900	$80,450		$41.84		1,923
_________________________
(1)	As stated on page 17, restricted stock is targeted to deliver 50 percent of the long-term incentive opportunity, with the remaining 50 percent delivered in the form of performance shares.
(2)
Mr. Cleberg began employment with us mid-year; therefore 100 percent of his long-term incentive opportunity was delivered in the form of restricted stock.  His shares were issued on August 13th, whereas the other named executive officers restricted shares were issued on January 4th.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

Transaction Completion Bonus

	Transaction		Common		2008
	Completion		Stock Market		Restricted
	Bonus		Value at		Shares
	Value		Grant		Granted

David R. Emery	$250,000		$32.84		7,613
Anthony S. Cleberg	—	(1)	—	(1)	—	(1)
Thomas M. Ohlmacher	$75,000		$32.84		2,284
Linden R. Evans	$150,000		$32.84		4,568
Steven J. Helmers	$100,000		$32.84		3,045
_________________________
(1)	As stated on page 17, Mr. Cleberg did not receive a Transaction Completion Bonus because he was not involved with the transactions. His employment with us did not begin until July 16, 2008.

We propose in future filings to make the following disclosure regarding long-term incentives, “Restricted stock (or restricted stock units) are targeted to deliver 50 percent of the long-term incentive opportunity, with the remaining 50 percent delivered in the form of performance shares.  The actual shares of restricted shares and target performance shares granted in 2008 are reflected in the tables in the Restricted Stock and Performance Shares sections that follow.”

Security Ownership of Management and Principal Shareholders, page 41

Comment No. 15:

We note your disclosure of the holdings of Barclays Global Investors, NA, Barclays Global Fund Advisors and Barclays Global Investors, Ltd. et al.  Please provide the full name of principal shareholders and avoid terms like “et al.”  In this regard, we could not locate the Schedule 13G filed on February 5, 2009 referenced in your footnote.  Please advise.

Company’s Response:

We will provide the full names of principal shareholders in future filings and will avoid terms like “et al.” The full name of the principal shareholder is Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited, and Barclays Global Investors (Deutschland) AG.

Barclays filed the Schedule 13G under our subsidiary’s, Black Hills Power, Inc., CIK #0000012400, rather than under Black Hills Corporation’s CIK.  Black Hills Power was formerly known as Black Hills Corporation and changed its name to Black Hills Power in 2000.

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2009

Comment No. 16:

We note your footnote on page 5 of Exhibit 10, the Third Amended and Restated Credit Agreement, stating that “The Schedules and Exhibits have been excluded from this filing and will be furnished to the SEC upon request.”  We also note similar language on page V of Exhibit 10.3, the Credit Agreement dated as of May 7, 2007, filed with your Form 10-Q for the fiscal quarter ended June 30, 2007.  With your next current or periodic report, please file complete copies of these agreements, including all exhibits, attachments and schedules to these agreements or advise why you are not required to file these documents.  Please also acknowledge that in future filings you will provide these documents with your exhibits rather than consenting to provide them upon our request.

Company’s Response:

We previously applied by analogy the provision in Item 601(b)(2) of Regulation S-K that states that “schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.”  As requested, complete copies of these agreements, including all exhibits, attachments and schedules to these agreements will be filed with our next current or periodic report and in future filings we will provide these documents with the exhibits rather than consenting to provide them upon request.

******

H. Christopher Owings
U.S. Securities and Exchange Commission
September 30, 2009

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please feel free to call Jeff Berzina, Vice President – Corporate Controller at (605) 721-2346 at any time.

Sincerely,

BLACK HILLS CORPORATION

/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer